Mercedes-Benz Auto Lease Trust 2015-A
Investor Report

Collection Period Ended   31-Jan-2015

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Dec-2014	31-Jan-2015		
Determination Date	12-Feb-2015			
Record Date	13-Feb-2015			
Payment Date	17-Feb-2015			
Interest Period of the Class A-1, A-2b Notes (from... to)	14-Jan-2015	17-Feb-2015	Actual/360 Days	34
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	14-Jan-2015	15-Feb-2015	30/360 Days	31

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	392,000,000.00	392,000,000.00	290,692,511.79	101,307,488.21	258.437470	0.741563
Class A-2A Notes	400,000,000.00	400,000,000.00	400,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	400,000,000.00	400,000,000.00	400,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	575,000,000.00	575,000,000.00	575,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	247,770,000.00	247,770,000.00	247,770,000.00	0.00	0.000000	1.000000
Total Note Balance	**2,014,770,000.00**	**2,014,770,000.00**	**1,913,462,511.79**	**101,307,488.21**		
Overcollateralization	395,237,750.93	395,237,750.93	418,975,012.55			
Total Securitization Value	**2,410,007,750.93**	**2,410,007,750.93**	**2,332,437,524.34**			
present value of lease payments	854,201,184.71	854,201,184.71	773,562,542.47			
present value of Base Residual Value	1,555,806,566.22	1,555,806,566.22	1,558,874,981.87			

	Amount	Percentage
Initial Overcollateralization Amount	395,237,750.93	16.40%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	421,751,356.41	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	397,651,278.90	16.50%
Current Overcollateralization Amount	418,975,012.55	17.38%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.240000%	88,853.33	0.226667	101,396,341.54	258.664137
Class A-2A Notes	0.780000%	268,666.67	0.671667	268,666.67	0.671667
Class A-2B Notes	0.486500%	183,788.89	0.459472	183,788.89	0.459472
Class A-3 Notes	1.100000%	544,652.78	0.947222	544,652.78	0.947222
Class A-4 Notes	1.210000%	258,162.58	1.041944	258,162.58	1.041944
Total		**1,344,124.25**		**$102,651,612.46**	

Amounts in USD

Available Funds		Distributions	
Lease Payments Received	86,008,448.10	(1) Total Servicing Fee	4,016,679.58
Net Sales Proceeds-early terminations (including Defaulted Leases)	20,393,944.54	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	265,613.18	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	2,914.74	(3) Interest Distributable Amount Class A Notes	1,344,124.25
Excess mileage included in Net Sales Proceeds	84,860.09	(4) Priority Principal Distribution Amount	0.00
Subtotal	106,668,005.82	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	101,307,488.21
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	286.22	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	106,668,292.04	(9) Excess Collections to Certificateholders	0.00
Reserve Account Draw Amount	0.00	**Total Distribution**	**106,668,292.04**
Total Available Funds	**106,668,292.04**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	4,016,679.58	4,016,679.58	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,344,124.25	1,344,124.25	0.00
thereof on Class A-1 Notes	88,853.33	88,853.33	0.00
thereof on Class A-2A Notes	268,666.67	268,666.67	0.00
thereof on Class A-2B Notes	183,788.89	183,788.89	0.00
thereof on Class A-3 Notes	544,652.78	544,652.78	0.00
thereof on Class A-4 Notes	258,162.58	258,162.58	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,344,124.25	1,344,124.25	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	101,307,488.21	101,307,488.21	0.00
Principal Distribution Amount	101,307,488.21	101,307,488.21	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	6,025,019.38
Reserve Fund Amount - Beginning Balance	6,025,019.38
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	17.89
minus Net Investment Earnings	17.89
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	6,025,019.38
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	17.89
Net Investment Earnings on the Exchange Note	
Collection Account	268.33
Investment Earnings for the Collection Period	286.22

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,410,007,750.93	57,690
Securitization Value beginning of Collection Period	2,410,007,750.93	57,690
Principal portion of lease payments	57,055,908.61	
Terminations- Early	18,211,718.64	
Terminations- Scheduled	212,256.48	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,090,342.86	
Securitization Value end of Collection Period	2,332,437,524.34	57,180
Pool Factor	96.78%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.80%
Weighted Average Remaining Term (months)	23.64	21.70
Weighted Average Seasoning (months)	10.77	12.67
Aggregate Base Residual Value	1,762,832,979.55	1,747,133,529.66
Cumulative Turn-in Ratio		79.32%
Proportion of base prepayment assumption realized life to date		137.67%
Actual lifetime prepayment speed		0.43%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	2,330,071,881.87	57,127	99.90%
31-60 Days Delinquent	1,603,659.02	37	0.07%
61-90 Days Delinquent	761,983.45	16	0.03%
91-120 Days Delinquent	0.00	0	0.00%
Total	2,332,437,524.34	57,180	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	1,795,825.81
Less Liquidation Proceeds	1,916,697.13
Less Recoveries	0.00
Current Net Credit Loss / (Gain)	(120,871.32)
Cumulative Net Credit Loss / (Gain)	(120,871.32)
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	(0.005%)

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	18,718,492.17
Less sales proceeds and other payments received during	
Collection Period	20,360,091.33
Current Residual Loss / (Gain)	(1,641,599.16)
Cumulative Residual Loss / (Gain)	(1,641,599.16)
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	(0.068%)